Exhibit 99.1

China Finance Online Reports Fourth Quarter and Full Year 2015 Unaudited Financial Results

BEIJING, April 11, 2016 -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

•	Net revenues were $33.6 million, an increase of 79.1% year-over-year.
•	Revenues from financial services were $25.9 million, an increase of 95.1% year-over-year.
•	Revenues from financial information and advisory business were $6.0 million, an increase of 142.2% year-over-year.
•	Gross margin was 81.8%, compared with 76.6% in the fourth quarter of 2014.
•	Net income attributable to China Finance Online was $10.0 million, an increase of 177.0% year-over-year.

Full Year 2015 Financial Highlights

•	Net revenues increased 28.3% year-over-year to $107.4 million.
•	Net revenues from financial services increased 28.2% to $83.0 million.
•	Net revenues from financial information and advisory business increased 66.3% to $17.2 million.
•	Gross profit increased 38.4% year-over-year to $87.7 million.
•	Net income attributable to China Finance Online was $22.5 million, compared to a net loss of $7.2 million in 2014.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online commented, “We finished the year on a strong footing as we increasingly benefit from our strategic investments in growing iTouGu, Yinglibao and brokerage-related services. iTouGu finished off the year with 3.9 million activated users and over 2,500 investment advisors. We launched iTouGu version 3.0 in December 2015 which includes a number of new features to enhance the user experience which we expect will increase its growth momentum in 2016. Our research also indicates that the investment advisors on our platform are among the most active securities advisors in China which I believe demonstrates the attraction and user stickiness iTouGu is creating. Yinglibao, our wealth management application, continues to grow in line with our expectations with total assets invested and users both increasing rapidly. We are working hard to streamline the investment experience and expand our online investment brokerage and advisory business with new and improved products and services. I am confident that our current strategy will lead us to a successful transition.”

Fourth Quarter 2015 Financial Results

Net revenues were $33.6 million, an increase of 79.1% from $18.8 million during the fourth quarter of 2014 and a decrease of 9.0% from $37.0 million during the third quarter of 2015. During the fourth quarter of 2015, revenues from financial services, financial information and advisory business and advertising services contributed 77%, 18% and 5% of the net revenues, respectively, compared with 71%, 13% and 15%, respectively, for the corresponding period in 2014.

Revenues from financial services were $25.9 million, an increase of 95.1% from $13.3 million during the fourth quarter of 2014 and a decrease of 15.7% from $30.7 million during the third quarter of 2015. Revenues from financial services comprise of equity and commodities brokerage services. The year-over-year increase was mainly due to a significant increase in revenues from the Company’s commodities brokerage services as a result of the newly launched heavy oil brokerage business.

Revenues from financial information and advisory business were $6.0 million, an increase of 142.2% from $2.5 million during the fourth quarter of 2014 and 35.4% from $4.4 million in the third quarter of 2015. Revenues from financial information and advisory business comprise of subscription services from individual and institutional customers.

As of December 31, 2015, iTouGu, the Company’s social-driven stock selection platform, had over 3.9 million activated users and over 2,500 investment advisors.

Revenues from advertising were $1.8 million, a decrease of 39.4% from $2.9 million in the fourth quarter of 2014 and an increase of 0.3% from $1.7 million in the third quarter of 2015.

Gross profit was $27.5 million, an increase of 91.2% from $14.4 million in the fourth quarter of 2014 and a decrease of 13.0% from $31.6 million in the third quarter of 2015. Gross margin in the fourth quarter of 2015 was 81.8%, compared with 76.6% in the fourth quarter of 2014 and 85.6% in the third quarter of 2015. The year-over-year increase in gross margin was mainly due to the significant increase in revenues from financial services business.

General and administrative expenses were $5.7 million, an increase of 70.9% from $3.3 million in the fourth quarter of 2014 and 77.5% from $3.2 million in the third quarter of 2015. The year-over-year increase was mainly attributable to the share-based compensation expenses.

Sales and marketing expenses were $16.4 million, an increase of 69.2% from $9.7 million in the fourth quarter of 2014 and 24.6% from $13.1 million in the third quarter of 2015. The year-over-year increase was primarily due to an increase in sales bonus.

Research and development expenses were $2.7 million, a decrease of 19.8% from $3.4 million in the fourth quarter of 2014 and an increase of 8.4% from $2.5 million in the third quarter of 2015. The Company expects to continue investing in iTouGu as part of its long-term strategic goal of providing retail investors with a one-stop solution for their investment needs.

Income from operations was $2.5 million, compared with a loss from operations of $1.8 million in the fourth quarter of 2014 and an income from operations of $12.9 million in the third quarter of 2015. During the fourth quarter of 2015, we completed part of the framework agreement signed on December 11, 2015 with Shanghai EBI Capital Co., Ltd. ("Shanghai EBI"). We recorded a gain of $10.0 million mainly resulted from the execution of this agreement.

Net income attributable to China Finance Online was $10.0 million, compared with a net income of $3.6 million in the fourth quarter of 2014 and a net income of $9.7 million in the third quarter of 2015.

Fully diluted earnings per ADS was $0.40 for the fourth quarter of 2015, compared with a fully diluted earnings per ADS of $0.14 for the fourth quarter of 2014 and a fully diluted earnings per ADS of $0.39 for the third quarter of 2015. Basic and diluted weighted average numbers of ADSs for the fourth quarter of 2015 were 22.2 million and 25.2 million, respectively. Each ADS represents five ordinary shares of the Company.

As of December 31, 2015, total cash and cash equivalents were $85.7 million, compared with $32.5 million as of December 31, 2014.

Total shareholders' equity of China Finance Online was $88.0 million as of December 31, 2015, compared with $64.6 million as of December 31, 2014.

Full Year 2015 Financial Results

Net revenues for the full year 2015 were $107.4 million, an increase of 28.3% compared with $83.7 million for 2014.

Revenues from financial services for the full year 2015 were $83.0 million, an increase of 28.2% compared with $64.7 million for 2014.

Revenues from financial information and advisory business for the full year 2015 were $17.2 million, an increase of 66.3% compared with $10.3 million for 2014.

Revenues from advertising for the full year 2015 were $7.0 million, a decrease of 13.9% compared with $8.2 million for 2014.

Gross profit for the full year 2015 was $87.7 million, an increase of 38.4% compared with $63.3 million for 2014.

Net income attributable to China Finance Online for the full year 2015 was $22.5 million, compared with a net loss of $7.2 million for 2014.

Fully diluted earnings per ADS was $0.90 for the full year 2015, compared with a fully diluted loss per ADS of $0.33 for 2014.

Conference Call Information

The management will host a conference call on April 11, 2016 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time on April 12, 2016). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 84125759

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available shortly after the conclusion of the conference call through 8:00 a.m. Eastern Time on April 18, 2015. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0205/400-632-2162
Conference ID: 84125759

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/7bbthspo.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users and continue to develop iTouGu;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our commodities brokerage services; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Dec. 31, 2015	Dec. 31, 2014
Assets
Current assets:
Cash and cash equivalents	85,734	32,539
Restricted cash	-	5
Trust bank balances held on behalf of customers	14,168	11,922
Accounts receivable, net - others	12,007	12,885
Accounts receivable, net - margin clients	4,368	1,699
Loan receivable	-	10,296
Consideration Receivable	-	13,401
Prepaid expenses and other current assets	3,489	8,540
Deferred tax assets, current	969	926
Total current assets	120,735	92,213
Long-term investments, net	1,782	1,218
Property and equipment, net	5,789	4,863
Acquired intangible assets, net	1,539	2,185
Rental deposits	1,423	1,388
Goodwill	6,700	7,090
Deferred tax assets, non-current	20	72
Other deposits	6,077	4,874
Total assets	144,065	113,903

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,058 and $2,954 as of December 31, 2015 and December 31,2014, respectively)	6,659	4,936
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13,036 and $6,282 as of December 31, 2015 and December 31, 2014, respectively)	15,654	8,838
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $566 and $399 as of December 31, 2015 and December 31, 2014, respectively)	14,168	11,922
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,387 and $1,998 as of December 31, 2015 and December 31, 2014, respectively)	5,494	9,852
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13 and $578 as of December 31, 2015 and December 31, 2014, respectively)	15	580
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,753 and $301 as of December 31, 2015 and December 31,2014, respectively)	1,768	314
Total current liabilities	43,758	36,442
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $385 and $546 as of December 31, 2015 and December 31, 2014, respectively)	385	546
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $187 and $353 as of December 31, 2015 and December 31,2014, respectively)	692	1,373
Total liabilities	44,835	38,361
Noncontrolling interests	11,191	10,926
Total China Finance Online Co. Limited Shareholders' equity	88,039	64,616
Total liabilities and equity	144,065	113,903

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			The year ended
	Dec. 31, 2015	Dec. 31, 2014	Sep. 30, 2015	Dec. 31, 2015	Dec. 31, 2014
Net revenues	33,634	18,780	36,954	107,405	83,696
Cost of revenues	(6,119)	(4,388)	(5,329)	(19,739)	(20,353)
Gross profit	27,515	14,392	31,625	87,666	63,343
Operating expenses
General and administrative(includes share-based compensation expenses of $3,258, $(114), $470, $6,396 and $4,534, respectively)	(5,712)	(3,342)	(3,218)	(17,994)	(17,592)
Sales and marketing (includes share-based compensation expenses of $(66), $35, $(97), $(121) and $52, respectively)	(16,362)	(9,669)	(13,130)	(46,474)	(43,761)
Product development (includes share-based compensation expenses of $(160), $55, $(137), $(218) and $114, respectively)	(2,716)	(3,386)	(2,506)	(10,739)	(11,148)
Loss from impairment of intangible assets	(250)	-	-	(250)	(1,802)
Loss from impairment of goodwill	-	-	-	-	(8,150)

Total operating expenses	(25,040)	(16,397)	(18,854)	(75,457)	(82,453)
Government subsidies	-	206	153	252	659
Income (loss) from operations	2,475	(1,799)	12,924	12,461	(18,451)
Interest income	1,336	1,139	69	2,648	4,044
Interest expense	-	(1)	-	(1)	(12)
Short-term investment income, net	79	36	70	216	58
Gain on the interest sold and retained noncontrolling investment	10,000	-	-	10,000	-
Gain from sale of cost method investment	-	4,338	-	4,648	4,338
Loss from equity method investment	(47)	-	(10)	(67)	-
Other income (loss), net	15	(573)	(563)	(937)	18
Exchange gain (loss), net	(161)	63	(620)	(766)	(112)

Income (loss) before income tax expenses	13,697	3,203	11,870	28,202	(10,117)
Income tax expenses	(752)	(66)	(227)	(1,384)	(514)

Net income (loss)	12,945	3,137	11,643	26,818	(10,631)
Less: Net income (loss) attributable to the noncontrolling interest	2,933	(478)	1,905	4,335	(3,463)
Net income (loss) attributable to China Finance Online Co. Limited	10,012	3,615	9,738	22,483	(7,168)

Net income (loss)	12,945	3,137	11,643	26,818	(10,631)
Changes in foreign currency translation adjustment	(1,424)	255	(2,076)	(3,467)	(221)
Other comprehensive income (loss), net of tax	(1,424)	255	(2,076)	(3,467)	(221)
Comprehensive income (loss)	11,521	3,392	9,567	23,351	(10,852)
Less: comprehensive income (loss) attributable to noncontrolling interest	2,933	(478)	1,905	4,335	(3,463)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	8,588	3,870	7,662	19,016	(7,389)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	0.09	0.03	0.09	0.20	(0.07)
Diluted	0.08	0.03	0.08	0.18	(0.07)
Loss per ADS
Basic	0.45	0.16	0.44	1.01	(0.33)
Diluted	0.40	0.14	0.39	0.90	(0.33)
Weighted average ordinary shares
Basic	111,152,526	109,767,868	111,049,810	110,997,871	109,385,712
Diluted	125,948,776	124,990,589	124,074,231	125,129,763	109,385,712
Weighted average ADSs
Basic	22,230,505	21,953,574	22,209,962	22,199,574	21,877,142
Diluted	25,189,755	24,998,118	24,814,846	25,025,953	21,877,142

For more information, please contact:

China Finance Online Co. Limited

+86-10-8336-3100

ir@jrj.com